

Mail Stop 7010

December 30, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Matthew C. Flemming
Shumate Industries, Inc.
Chief Financial Officer
12060 FM 3083
Conroe, Texas 77301

      RE: Form 10-KSB/A for the fiscal year ended December 31, 2007
              Form 10-Q for the period ended June 30, 2008
                  File No. 0-30291

Dear Mr. Flemming:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

                          Sincerely,

                          Rufus Decker
                          Accounting Branch Chief